Exhibit 99.1

SDRL – Launches Tender Offer for 12.0% Senior Secured Notes due 2025

Hamilton, Bermuda, March 12, 2019—Seadrill Limited (the “Company”) has commenced a cash tender offer for up to c.$311 million in aggregate principal amount of its 12.0% Senior Secured Notes due 2025 (the “Notes”) pursuant to an offer to purchase, dated March 12, 2019.

The tender offer will expire at 11:59 p.m., New York City time, on April 8, 2019 (the “Expiration Time”). Tendered Notes may not be withdrawn after the Expiration Time. Holders who validly tender and do not validly withdraw their Notes on or before the Expiration Time will be eligible to receive $1,070 per $1,000 principal amount of Notes tendered plus accrued and unpaid interest up to, but not including, the settlement date for tendered Notes. All holders who participate in the tender offer will have their notes accepted on a pro rata basis for purchase as set forth in the offer to purchase. As previously announced, holders representing greater than 50% of the aggregate principal amount outstanding of the Notes have agreed to tender their Notes, ensuring full take up of the tender offer, should others not take up the offer to purchase.

Subject to applicable law and the terms and conditions of the offer to purchase, the Company may terminate the tender offer, waive any or all of the conditions of the tender offer prior to the Expiration Time, extend the Expiration Time or amend the terms of the tender offer. Upon the successful completion of the tender offer, the amendments to the indenture and escrow agreement related to the Notes announced on March 11, 2019 will become effective if the tender offer is completed by April 30, 2019.

The Company has retained Morgan Stanley & Co. LLC to act as the sole dealer manager for the tender offer and D.F. King & Co., Inc. to act as information agent and tender agent for the tender offer. Requests for documents may be directed to D.F. King & Co., Inc. at (866) 796-7184 (toll free) or (212) 269-5550 (collect) or email sdrl@dfking.com. Questions regarding the tender offer may be directed to Morgan Stanley & Co. LLC, Liability Management Group, at (800) 624-1808 (toll free) or (212) 761-1057 (collect).

This press release is for informational purposes only and does not constitute an offer to sell, or a solicitation of an offer to buy, any security. No offer, solicitation, or sale will be made in any jurisdiction in which such an offer, solicitation, or sale would be unlawful. The tender offer is only being made pursuant to the terms of the Offer to Purchase. No recommendation is being made as to whether holders of Notes should tender their Notes into the tender offer.

FORWARD LOOKING STATEMENTS

This news release includes forward looking statements. Such statements are generally not historical in nature, and specifically include statements about the Company’s plans, strategies, business prospects, changes and trends in its business and the markets in which it operates. These statements are made based upon management’s current plans, expectations, assumptions and beliefs concerning future events impacting the Company and therefore involve a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, which speak only as of the date of this news release. Consequently, no forward-looking statement can be guaranteed. When considering these forward-looking statements, you should keep in mind the risks described from time to time in the Company’s filings with the Securities and Exchange Commission, including its 2017 Annual Report on Form 20-F (File No. 001-34667) and its Registration Statement on Form F-1 (Registration No. 333-224459). The Company undertakes no obligation to update any forward looking statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for the Company to predict all of these factors. Further, the Company cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward looking statement.

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.